

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 10, 2010

<u>Via U.S. Mail and Facsimile to (336) 424-7634</u>

Eric C. Wiseman
President and Chief Executive Officer
V. F. Corporation
105 Corporate Center Boulevard
Greensboro, NC 27408

   Re: **V. F. Corporation**
       Form 10-K for the Fiscal Year Ended January 2, 2010
       Filed March 3, 2010
       File No. 001-05256

Dear Mr. Wiseman:

  We have completed our review of your filing and have no further comments at this time.

         Sincerely,

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel and
         Health Care Services